

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04008827

February 6, 2004

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/6/2004

Re: The Boeing Company
Incoming letter dated December 24, 2003

Dear Ms. Morgan:

This is in response to your letters dated December 24, 2003 and January 15, 2004 concerning a shareholder proposal submitted to Boeing by James Janopaul. We also have received letters on the proponent's behalf dated January 10, 2004, January 16, 2004, January 31, 2004 and February 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

12921


Perkins
Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 24, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by James Janopaul, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On October 28, 2003, Boeing received a proposed shareholder resolution and supporting statement from James Janopaul, with John Chevedden as proxy (the "Proponent" or "Mr. Chevedden"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting (the "2004 Proxy Statement"). Later, on November 20, 2003, the Proponent submitted a revised shareholder resolution and supporting statement (together, the "Proposal"). The Company, as it is permitted to do pursuant to *Staff Legal Bulletin No. 14* at E(2) and after a conversation between Mark Pacioni, the Company's Assistant Corporate Secretary and Counsel, and Mr. Chevedden, notified Mr. Chevedden of its intent to accept the revised Proposal. A copy of the Company's correspondence in this regard is attached to this letter as **Exhibit A**.

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as

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amended, Boeing excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit B**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to shareholder rights plans and states, in relevant part:

> *RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.*

The Proposal supporting statement goes on to state that the Proposal

> *gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal or portions thereof from its 2004 Proxy Statement and form of proxy for the following reasons:

1. The entire Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite, and, therefore, potentially misleading.

3. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

4. The Proposal's supporting statement is excludable under Rules 14a-8(i)(3)/ 14a-9 because it will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Basis for Exclusion

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by John Chevedden. Mr. Chevedden, in his own right as a shareholder, has submitted a proposal requesting that the Company's Board of Directors (the "Board") amend the bylaws to provide that an independent director serve as Chairman of the Board. In addition, he has submitted four other proposals in his capacity as "proxy" for certain shareholders. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with Mr. Chevedden as proxy;

2. A proposal recommending that the Company's Board declassify itself, "submitted by" Ray T. Chevedden, with Mr. Chevedden as proxy;

3. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul, with Mr. Chevedden as proxy; and

4. A proposal requesting a Board policy that directors and executive officers commit to hold a certain level of Company stock obtained through exercise of stock options, "submitted by" David Watt, with Mr. Chevedden as proxy.

A copy of each of these proposals is attached to this letter as **Exhibits C** through **F**.

We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of "proxy" for other shareholders, constitute a clear abuse of the plain wording and intent of the Rule 14a-8. Given the nature and magnitude of the abuse of process considered here, we are asking the Staff to permit the Company to omit from its 2004 Proxy Statement the proposals submitted to the Company by Mr. Chevedden (other than the one he submitted in his own right as a shareholder). Our arguments in this regard are discussed in detail in our prior no-action letter requests submitted to the Commission during the 2003, 2002 and 2001 proxy seasons and are incorporated by reference into this letter. *See The Boeing Co.* (Feb. 26, 2003) (proposal regarding annual election of directors); *The Boeing Co.* (Feb. 26, 2003) (proposal regarding shareholder rights plans); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding an independent board chairman); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding shareholder approval for golden parachutes); *The Boeing Co.* (Feb. 18, 2003) (proposal regarding performance-based stock options); *The Boeing Co.* (Mar. 2, 2002); *The Boeing Co.* (Feb. 13, 2002); *The Boeing Co.* (Feb. 7, 2002); *The Boeing Co.* (Feb. 6, 2002); *The Boeing Co.* (Feb. 20, 2001); *The Boeing Co.* (Feb. 13, 2001); *The Boeing Co.* (Feb. 8, 2001); *The Boeing Co.* (Feb. 7, 2001).

Among other issues, Mr. Chevedden's purported submission of multiple proposals as "proxy" for other shareholders puts the Company in a difficult position in the matter of disclosing to its shareholders the identity of the true proposal proponents. Mr. Chevedden would have us name as the proposal proponents the shareholders for whom he acts as proxy. However, in view of his exclusive control over the drafting, negotiation, revision and no-action letter process incident to these proposals, we believe it would be false and misleading for the Company to name anyone but Mr. Chevedden as the proponent for each of the proposals. Were the Company to do otherwise, its proxy statement would misleadingly suggest that each of the proposals at issue here was submitted by a different individual, when in fact they were all submitted and written under Mr. Chevedden's direction and control.

We know of at least one instance where the Staff has granted relief in the manner the Company is requesting. *See TRW Inc.* (Jan. 24, 2001) ("*TRW*") (proposal excluded based on Proponent's solicitation of nominal proponent and fact that Proponent had drafted proposal). The relief granted in *TRW* was short-lived, however, because Mr. Chevedden now does not include the shareholder's telephone number, and often omits the shareholder's address, in any correspondence regarding the proposals in order to preclude the target company from contacting the shareholder so that it may develop a *TRW*-type no-action letter. Nevertheless, we believe that Mr. Chevedden's consistent and repeated abuse of the one proposal per proponent rule, Rule 14a-8(c), merits and provides a sufficient basis for the relief the Company is requesting. Accordingly, we ask that the Staff concur that the Company may omit the Proposal.

1. The entire Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

The Company does not currently maintain a shareholder rights plan and has no current intention to adopt such a plan. On August 26, 2003, the Board approved the following policy statement (the "Policy Statement"):

> Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board intends to submit any future rights plan to a vote of the shareholders.

A certified copy of the relevant portions of the Board minutes setting forth the Policy Statement is attached to this letter as **Exhibit G**. This Policy Statement was adopted following the Board's review of a presentation concerning the shareholder proposals that received significant levels of shareholder support at the Company's 2003 annual meeting. The Policy Statement will be included in the Company's revised corporate governance guidelines that will be available on the Company's website and disseminated in its 2004 Proxy Statement.

By letter of September 17, 2003, the Company advised Mr. Chevedden of the Board's adoption of the Policy Statement and that the Board has no current intention to adopt a shareholder rights plan. Mr. Chevedden has chosen to submit the Proposal, despite being advised of the Board's adoption of a policy that obviates the need for the Proposal, and despite three recent instances where the Staff permitted companies to exclude Mr. Chevedden's poison pill proposals based on the companies' substantial implementation of the proposal. *See AutoNation, Inc.* (Mar. 5, 2003) ("*AutoNation*"); *Citigroup, Inc.* (Feb. 25, 2003) ("*Citigroup*"); *Bank of America Corp.* (Feb. 18, 2003) ("*Bank of America*").

Under Rule 14a-8(i)(10), a company may exclude a proposal if the Company is already doing—or substantially doing—what the proposal seeks to achieve. The purpose of the exclusion is to "avoid the possibility of shareholders having to consider matters, which have been favorably acted upon by the management" or the board of directors and thereby avoid confusing shareholders or wasting corporate resources on a matter that is moot. *SEC Release No. 34-12598* (July 7, 1976). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. *Exchange Act Release No. 20091* (Aug. 16, 1983). Rather, the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See SEC Release No. 34-20091* (Aug. 16, 1983), at II.E.6.

As presently drafted, the Proposal requests that the Company's Board "increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical." The intent of the Proposal is to ensure that the "adoption, maintenance or extension" of a poison pill be subject to shareholder input. In our view, the Board's Policy Statement accomplishes this intent.

The Board's Policy Statement, which effectively fully implements the Proposal, is well within the boundaries defined by prior Staff decisions wherein issuers were deemed to have substantially implemented shareholder proposals for purposes of Rule 14a-8(i)(10). In *AutoNation*, the company received a proposal from Mr. Chevedden requesting that the AutoNation board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." AutoNation argued that it had substantially implemented the proposal because (1) it did not currently maintain a shareholder rights plan and (2) its board of directors, upon the recommendation of its corporate governance committee, had adopted a policy statement that it "will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." In supplemental correspondence, AutoNation responded to several objections raised by Mr. Chevedden. First, AutoNation confirmed that its board had adopted the policy, effective immediately, based on the "good faith exercise of its fiduciary duties in accordance with applicable Delaware corporate law" and that the "Board's adoption of the Policy followed consideration of the [p]roposal by the Special Committee of the Board of Directors, which had been appointed during 2002 to consider corporate governance issues facing the Company." Second, AutoNation refuted Mr. Chevedden's objections that the board did not notify company stockholders or the Commission of its adoption of the policy, by pointing out that under Commission rules such notification is not required. Finally, AutoNation refuted Mr. Chevedden's objection that the policy may be revoked in the future without a vote of the company's shareholders by stating that Mr. Chevedden did not

> provide any precedent or support for Proponent's implication that the Division is precluded from finding "substantial implementation" of the Proposal as a result of the Policy being subject to future revocation by the Board. . . . The revocability of the Policy is consistent with other Company policies and the well-settled principle of corporate governance that current directors may not irreversibly bind future directors from discharging their fiduciary duties. . . . Proponent's argument is disingenuous in implying that "substantial implementation" of the Proposal, which would not be binding on the Company even if approved by the Company's stockholders, requires irrevocable action by the Board.

Based on these arguments, the Staff permitted AutoNation to omit the proposal from its proxy materials, noting AutoNation's "representation that it does not have a current rights plan in place and that the board has adopted a policy that requires a shareholder vote in order to adopt or extend a rights plan."

In *Citigroup*, the Staff also permitted Citigroup to exclude Mr. Chevedden's poison pill proposal based on its representation that Citigroup does not have a current rights plan in place and that its board of directors has adopted a resolution that requires shareholder approval in order to adopt or extend a rights plan. There, the proposal recommended that the board "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." In January 2003, Citigroup's board of directors adopted a resolution stating, in part, that "the Board of Directors may not adopt or extend a shareholder rights plan or 'poison pill' without the approval of the stockholders of the Company." A similar result based on similar facts was reached in *Bank of America*, where the Company had adopted a policy that no poison pill "shall be effective without the affirmative vote of a majority of the votes cast by the stockholders entitled to vote".

AutoNation, Citigroup and *Bank of America* are distinguishable from other letters where the Staff has declined no-action relief pursuant to Rule 14a-8(i)(10) notwithstanding the fact that the companies responded to poison pill proposals by adopting board policies. For example, in *Sabre Holdings Corp.* (Mar. 20, 2003) ("*Sabre*"), the Staff did not accept the company's argument that it had implemented Mr. Chevedden's poison pill proposal, even though Sabre's board of directors had adopted the following policy:

> The Corporation does not currently have in place any stockholders rights plan (also known as a "poison pill"). The Board believes that it is appropriate to seek stockholder approval for the adoption of any poison pill. The Board may, in exercising its fiduciary responsibilities under the circumstances, approve the adoption of a poison pill before obtaining stockholder approval, subject to the determination by a majority of the independent directors that such adoption would be in the best interests of the Corporation's stockholders in order to avoid the delay reasonably anticipated to obtain stockholder approval. The Corporation would seek stockholder approval at the next annual meeting for any poison pill adopted by the Board.

Similarly, in *3M Co.* (Jan. 28, 2003) ("*3M*") the Staff denied relief under Rule 14a-8(i)(10) notwithstanding the following 3M board of directors policy:

> The Board's policy is that it will only adopt a rights plan if either (1) stockholders have approved adoption of the rights plan or (2) the Board in its exercise of its fiduciary responsibilities, including a majority of the independent members of the Board, makes a determination that, under the circumstances existing at the time, it is in the best interests of 3M's stockholders to adopt a rights plan without the delay in adoption that would come from the time reasonably anticipated to seek stockholder approval.

The key difference between the board policies adopted in *AutoNation, Citigroup* and *Bank of America,* on the one hand, and the policies adopted in *Sabre* and *3M,* on the other, is that the latter included a "fiduciary-out" provision, while the former did not. In our view, this is the distinguishing feature upon which the Staff's decisions to predicate relief under Rule 14a-8(i)(7) was based in each of these no-action letters.

We recognize that the Board's Policy Statement contains a "fiduciary out" provision. However, we submit that this should not preclude the Staff from granting the Company's request for relief under Rule 14a-8(i)(7) for two reasons. First, Mr. Chevedden's Proposal itself includes a "fiduciary out" provision. Second, any commitment by the Company's Board to submit all future shareholder rights plans for a shareholder vote without a "fiduciary-out" would be impermissible under the laws of the State of Delaware, the Company's jurisdiction of incorporation.

Mr. Chevedden's Proposal, read in its entirety, itself includes a "fiduciary-out" provision. The proposal recommends that

> our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

The supporting statement for the Proposal goes on to state that the Proposal "gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason." Accordingly, Mr. Chevedden's Proposal, like the Policy Statement adopted by the Company's Board, recognizes that the Board in the exercise of its fiduciary duties may determine that obtaining shareholder approval is not appropriate.

Mr. Chevedden's Proposal actually accords with Delaware state law and the Company's Policy Statement on this matter. A "fiduciary-out" from a commitment limiting the discretion of the Company's Board with respect to the adoption, maintenance or redemption of a shareholder rights plan is required under the laws of the State of Delaware. The Company is a Delaware corporation. Attached to this letter as **Exhibit H** is an opinion by Delaware counsel, Richards, Layton & Finger, P.A. ("Delaware Counsel"), which we incorporate by reference. As described in full in **Exhibit H**, Delaware Counsel has opined that "any commitment by the a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without a fiduciary-out would be impermissible under the laws of the State of Delaware."

Coupled with the Proposal itself and the opinion of Delaware counsel, we do not believe that the fact that the Company's Policy Statement includes a "fiduciary-out" provision should be a basis for the Staff to deny the Company's request for relief under Rule 14a-8(i)(7). In this respect, the Proposal and the Company's Policy Statement in the instant case accord more closely with those considered in *AutoNation*, *Citigroup* and *Bank of America.* As in *AutoNation*, *Citigroup* and *Bank of America* the Company does not presently maintain a shareholder rights plan and it has adopted a Policy Statement that fully effects the intent of the Proposal. This Policy Statement is itself substantially similar to the Proposal which itself concedes to the Board the flexibility to ignore the shareholder vote if it "seriously believes it has good reason."

Mr. Chevedden attempts to distinguish the Proposal from the Board's Policy Statement by stating that the Proposal "is intended to enhance shareholder rights beyond our Directors' statement by providing for a shareholder vote any time a poison pill is adopted and a shareholder vote if this policy is materially changed or discontinued." The Board's Policy Statement is clear: the Board intends to submit any future rights plan to a vote of the shareholders, subject to its continuing fiduciary duties. Mr. Chevedden's attempted distinction is simply without merit. As pointed out in *AutoNation*, Mr. Chevedden has adduced no precedent or support for the implication that a Commission finding of "substantial implementation" requires irrevocable action by the Board. Moreover, as discussed above, any commitment by the Board to submit all future shareholder rights plans for a shareholder vote without a "fiduciary-out" would be contrary to Delaware law and Mr. Chevedden's proposal.

Finally, the fact that the Policy Statement does not address the redemption of any previously issued poison pill is not relevant to a determination of whether the Policy Statement "substantially implements" the Proposal because the Company does not currently have a shareholder rights plan in effect. Accordingly, we believe that the Company has substantially implemented Mr. Chevedden's Proposal and may properly exclude it from its 2004 Proxy Statement pursuant to Rule 14a-8(i)(10).

2. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite and, therefore, potentially misleading.

In the alternative, we believe the Proposal is properly excludable from the Company's 2004 Proxy Statement because the Proposal is impermissibly vague, indefinite and, therefore, potentially misleading, in contravention of Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

The Staff has consistently concluded that a proposal can be excluded under Rules 14a-8(i)(3)/14a-9 if (a) it is so vague and indefinite that it would be difficult for a company implementing it and for shareholders voting on it to determine with any reasonable certainty what measures the proposal would require if it were approved, (b) the proposal involves highly speculative determinations concerning the definition of certain terms used in the proposal, or (c) it is so vague and indefinite that it is potentially misleading since any action by a company to implement the proposal would have to be made without guidance from the proposal and consequently in possible contravention of the intention of the shareholders who voted in favor of the proposal. *See Smithfield Foods, Inc.* (July 18, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's arguments that (i) the proposal did not inform shareholders of what the company would be required to do if the proposal were approved and (ii) if the shareholders were to approve the proposal, the company would not know what action to take to fulfill the request); *Johnson & Johnson* (Feb. 7, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's argument that the proposal was devoid of any description of the "Glass Ceiling Report" or the recommendations "flowing from it" so shareholders would not understand what they were being asked to consider from the text of the proposal); *PG&E Corp.* (Mar. 1, 2002) (allowing the company to omit proponent's proposal because the proposal was vague and indefinite, based on the company's argument that neither the shareholders nor the company's board of directors would be able to determine what actions the company would have to take to comply with the proposal); *Philadelphia Electric Co.* (July 30, 1992) (allowing the company to omit the proposal because it was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Philip Morris Cos.* (Feb. 7, 1991) (allowing the company to omit the proposal because it "appear[ed] to involve highly subjective determinations concerning what constitute[d] 'advocate,' 'encourage,' 'bigotry,' 'hate,' and 'aiding in any way'" and because it "would be vague and indefinite to shareholders voting on the proposal as well as potentially misleading since any action taken by management, upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Proposal is impermissibly vague, indefinite and, therefore, potentially misleading because:

1. The Proposal is contradictory in that the resolution portion of the Proposal requests that the Board "*submit the adoption, maintenance or extension of any poison pill to a shareholder vote*" while the supporting statement for the Proposal states that the Proposal "*gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.*"

2. The Proposal involves highly subjective determinations concerning what constitutes "*seriously believe*" and "*good reason.*"

3. The language of the Proposal is unclear in several other respects.

The Proposal Is Contradictory

It is entirely unclear how the Board should implement the Proposal if it is approved because of its contradictory statements. The supporting statement notes that the Proposal "*gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.*" The resolution portion of the Proposal as it is currently worded, however, does not appear to permit the Board to "ignore" a shareholder vote regarding poison pills for "good reason," nor does it provide any other form of flexibility in this regard. In fact, in paragraph 9, the Proponent states that the Proposal "*is intended to enhance shareholder rights beyond our Directors' statement by providing for a shareholder vote any time a poison pill is adopted and a shareholder vote if this policy is materially changed or discontinued.*" Thus, the Proposal is inconsistent. If the Board implements the Proposal, it is unclear whether the Proposal is binding, or whether the Board will be permitted to act despite the shareholders' vote if it has a "good reason." Moreover, the shareholders voting on the Proposal will be confused as to whether what they are approving gives the Board the authority to ignore a shareholder vote regarding poison pills with "good reason" or not. This vagueness and indefiniteness inherent in the Proposal are potentially misleading to shareholders and thus in contravention of Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

The Proposal Involves Highly Subjective Determinations of What Constitutes "Seriously Believe" and "Good Reason"

Furthermore, even assuming that the supporting statement would effectively qualify the proposed resolution, the Proposal would involve highly subjective determinations concerning what it means for the Board to "seriously believe" there is a "good reason" to ignore the shareholders' vote. The Proponent does not refer to the well-established concept of directors' fiduciary duties, but instead introduces terminology that gives no indication as to what procedures the Board would need to follow in order to establish its proper use of such veto power or what standard should be applied to determine whether the Board in fact "seriously believe[s]" there is a "good reason" to act despite the shareholders' vote in favor of the Proposal. Because the Proposal does not provide the Board with clear guidance, the Company believes that any action ultimately taken to implement this aspect of the Proposal could be significantly different from the action envisioned by shareholders voting on the Proposal and thus the Proposal, as drafted, is potentially misleading to shareholders.

The Language of the Proposal Is Unclear in Several Other Respects

Another vague and indefinite aspect of the Proposal is when the approval from shareholders should be sought. The resolution portion of the Proposal ambiguously states that shareholder approval for the adoption, maintenance or extension of a poison pill is requested to be sought by the Company "*as soon as practicable*" and that "*any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.*" It is unclear if the Proposal is calling for shareholders to approve a poison pill *before* it is implemented or *subsequent to* its implementation. The Company's interpretation and implementation of this statement could be different from the actions envisioned by shareholders voting on the Proposal due to the statement's vagueness and indefiniteness. Moreover, such vagueness and ambiguity as to when the shareholder approval should be sought leaves the Company unable to determine what action should be taken in order to properly implement the Proposal.

As noted above, the Proposal is inherently vague, indefinite and, therefore, potentially misleading, in contravention of Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6). Without further guidance, the Company would have no clear directions regarding the actions necessary to implement the Proposal and would be required to make highly subjective determinations concerning important aspects of the Proposal. As a result, the shareholders would likely have widely divergent views of the actions that would be expected of the Company, and neither the shareholders nor the Board would be able to determine what actions the Company would need to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from its 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

We note that in *Monsanto Co.* (Nov. 26, 2003), the Staff was unable to concur with Monsanto Company's view that a similar proposal submitted to Monsanto Company by the Proponent was excludable under Rule 14a-8(i)(3) as vague and indefinite. However, we submit that the language in the "RESOLVED" portion of the *Monsanto* proposal differs significantly from the present Proposal and the Company's challenge is not based on the same analysis used as the basis of the challenge in *Monsanto*. Accordingly, we do not believe the Staff's decision in *Monsanto* is applicable to the challenge submitted herein.

3. Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a-9 because they contain false or misleading statements, or inappropriately cast the Proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes false or misleading statements, opinions stated as fact and undocumented assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003) (opinions stated as fact and undocumented assertions of fact); *Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003) (false or misleading statements and undocumented assertions of fact); *Kroger Co.* (Feb. 18, 2003) (false or misleading statements). The Proponent is well aware of the requirements of Rule 14a-8(i)(3). The Staff has repeatedly directed the

Proponent to delete or revise such statements in his shareholder proposals. *See, e.g., Monsanto Co.* (Nov. 26, 2003) (false or misleading statements, opinions stated as fact and undocumented assertions of fact); *AMR Corp.* (Apr. 4, 2003) (opinions stated as fact and undocumented assertions of fact); *The Home Depot, Inc.* (Mar. 31, 2003) (false or misleading statements and undocumented assertions of fact).

First, the **first three sentences of paragraph 2**, which state:

> *We as shareholders voted in support of this topic:*
>
> | *Year* | *Rate of Support* |
> | --- | --- |
> | *2002* | *50.6%* |
> | *2003* | *50.7%* |
>
> *These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections.*

are excludable as materially false or misleading because the statements misleadingly imply that the Proponent's prior proposals passed, when in fact they did not. Under Delaware law, to which the Company is subject, a shareholder proposal is not passed unless it receives the affirmative vote of the majority of shares present in person or by proxy and entitled to vote at the meeting. *See Del. Gen. Corp. Law* § 216(2). As indicated in the Form 10-Q reports filed following the Company's annual meeting in each year indicated, the proposals received the following percentages of the shares present and entitled to vote: 2003 (49.27%) and 2002 (49.46%). We presume that these are the "*raw percentages*" to which the Proponent refers. Not once has a prior variation of the Proponent's proposal as submitted to Boeing passed under Delaware law. The Proponent's figures reflect the vote totals for the percentages of the votes for and against in the same two years. This method of calculation is contrary to Delaware law for the purpose of determining whether a proposal has passed. Describing the prior elections solely in terms of the "yes-no" count misstates the results, leading to confusion to the shareholders.

Earlier this year, the Staff directed the Proponent to delete a similarly misleading characterization of the vote received by his proposal from a proposal to the Company. *See The Boeing Co.* (Feb. 26, 2003) (instructing the Proponent to delete "our vote exceeded 50% at 2 annual meetings"). This is consistent with the Staff's directions to the Proponent on numerous other occasions regarding misleading references to the vote totals garnered by his proposals. *See Northrop Grumman Corp.* (Mar. 22, 2002); *Honeywell International, Inc.* (Oct. 26, 2001); *APW, Ltd.* (Oct. 17, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001). In our view, the Proponent has demonstrated a continuing pattern of ignoring the Staff's prior directives on this point and by so doing has forced the Company and numerous other registrants to needlessly seek no-action relief. Accordingly, we ask that the Staff instruct the Proponent to delete these misleading statements entirely, without granting an opportunity for revision.

Second, the **fourth sentence of paragraph 2**, which states "*The 49%-vote favoring management's objections equals only 31% of Boeing shares outstanding and insiders own 20% of our stock*" is properly excludable because it is misleading. These vote totals were reported in the Company's report on Form 10-Q filed shortly after its 2003 annual meeting, the relevant portion of which is attached to this letter as **Exhibit I**. The double standard that Proponent employs here is striking. On the one hand, the Proponent notes that his proposal achieved 50.6% and 50.7% of the "yeas and no votes cast" in 2002 and 2003, respectively. The Proponent omits to mention that his Proposal received only 31.87% and 34.16% of the outstanding shares entitled to be cast on his proposals in 2003 and 2002, respectively. Yet, when referring to the "vote favoring management's objections" in 2003, the Proponent references not only the percentage of yes and no votes cast, but also the much lower percentage of shares outstanding. The Proponent cannot have it both ways. If he chooses to represent the vote received in favor of his prior proposals by referencing only the percentage of yes and no votes cast, Proponent should be directed to do the same when referencing the vote against his prior proposals. In the alternative, the Proponent should be directed to state the percentages of outstanding shares voted in favor of his prior proposals as well as against. In our view, the disparate treatment is not only misleading, but also potentially confusing to shareholders.

In addition, the statement that "*insiders own 20% of our stock*" is properly excludable because it is false. "Insiders" is a term open to many interpretations. In the generally accepted sense of the term, however, a company's insiders would be understood to refer to a company's directors and executive officers as a group. The Proponent's use of the term in this case is especially problematic because he does not define the term, but includes shareholders not typically understood to be insiders. As disclosed in the Beneficial Ownership table included in the Company's 2003 proxy statement, even on a fully diluted basis, the Company's insiders, i.e., its directors and executive officers, owned only 2.3% (18,457,459 shares) of the Company's outstanding stock as of the record date for the 2003 annual meeting.

The Proponent apparently is using "insider" to also refer to the two shareholders listed in the Security Ownership of More than Five Percent Shareholders table in the Company's 2003 proxy statement. As disclosed in a footnote to the table, one of these shareholders, State Street Bank and Trust Company ("State Street"), which held 11.7%, is the trustee for the Company's Voluntary Investment Plan (the "VIP"), a 401(k) retirement savings plan. As disclosed on page 2 of the proxy statement, State Street votes the shares in the VIP in accordance with the participants' instructions, with uninstructed shares voted in the same manner and proportion as the instructed shares. The other shareholder is Wachovia Corporation, which held 44,008,676, or 5.51% of the outstanding shares. Of those shares, 40,416,876 are nonvoting shares held in trust for a Company benefit plan, the ShareValue Plan. Accordingly, the Proponent's attribution of insider ownership of 20% of the Company's stock is false and misleading to shareholders. The Proponent should be required to correct this statement to reflect the true insider percentage of 2.3%, or to delete the statement.

Third, the **last two sentences of paragraph 2**, which state:

> *The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals, which achieve a majority of votes cast. Institutional investors in general own 65% of our company's stock.*

are properly excludable because they omit material information and are misleading. These statements fail to disclose, among other things, that the Council of Institutional Investors' ("CII") recommendations are *general* recommendations only and that, as such, they do not take into account the specifics regarding the Company, its governing instruments or the requirements of Delaware law.

The Proposal's reference to CII is juxtaposed with the assertion in the **last sentence of paragraph 2** that "*Institutional investors in general own 65% of our stock.*" As an initial matter, it is unclear how the Proponent derived this number or as of which date it speaks. The Proposal includes no source for this statement. More importantly, however, these statements, taken together, are intended to establish a nexus, which is dubious at best, between the CII recommendations and the Company's institutional investors. The Proposal makes no attempt to demonstrate that any of the Company's institutional investors are members of CII and that they will in fact follow the CII recommendations. These **last two sentences in paragraph 2** are intended to imply that the Company's institutional investors are members of CII and will follow CII's recommendations relative to shareholder approval of shareholder rights plans. This is not only misleading, but also something the Proposal makes no attempt to substantiate.

Courts have found similar representations to be misleading under Rule 14a-9. For example, in *Lone Star Steakhouse & Saloon v. Adams* ("*Lone Star*"), 148 F. Supp. 1141 (D. Kan. 2001), the court, in the context of a contested election of directors, concluded that both (i) an overstatement of the percentage of shareholder support and (ii) a claim of support from an unspecified number of unidentified shareholders were materially misleading under Rule 14a-9; the court viewed those statements as intended to "generate a bandwagon effect on other shareholders" and that "if shareholders believe that a significant number of other investors support defendant, that belief will likely impact the decision of those investors with less time to research the claims of either existing management or the proxy contestants." Here, the juxtapositioning of these statements is intended to do nothing more than generate such a "bandwagon effect" for the Proposal.

We note that the Staff instructed the Proponent to delete similar statements from a proposal he submitted to the Company last year. In *The Boeing Co.* (Feb. 26, 2003), the Company received from the Proponent a shareholder proposal concerning annual election of directors. That proposal included the following:

> *Annual election of each director is a ["CII"] www.cii.org core policy. Another CII policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 1999 and 2000. Institutional investors own 62% of Boeing stock.*

There, for the reasons restated here, the Company argued that the statements were properly excludable under Rules 14a-8(i)(3) and 14a-9. The Staff concurred and directed the Proponent to delete the statements. Here too, we note that the Proponent has demonstrated a willingness to simply ignore the Staff's prior directives on this point and by so doing has forced the Company to needlessly seek no-action relief again. Accordingly, we ask that the Staff instruct the Proponent to delete these misleading statements entirely, without granting an opportunity for revision.

Fourth, **the website addresses in paragraph 2 and paragraph 5**, which include:

- **[paragraph 2]** *"www.cii.org"*
- **[paragraph 5]** *"Moringstar.com"*

are properly excludable unless modified because they are false or misleading. The Staff has indicated that website addresses are not excludable from shareholder proposals per se, but excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (July 13, 2001). We believe the Staff's prerequisites for exclusion of the websites referenced in the Proposal are satisfied. We note that the Staff has required Mr. Chevedden to revise references to websites to provide a citation to a specific source for the discussion referenced in the proposals he submitted to the Company and to other companies. *See The Home Depot, Inc.* (Mar. 31, 2003) (instructing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[t]he Council of Institutional Investors www.cii.org . . . called for shareholder approval of poison pills"); *Sabre Holdings Corp.* (Mar. 20, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[t]he Council of Institutional Investors www.cii.org . . . called for shareholder approval of poison pills"); *FirstEnergy Corp.* (Mar. 10, 2003) (instructing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the definition referenced in the statement that "[t]he Council of Institutional Investors www.cii.org . . . called for shareholder approval of poison pills"); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced in the statement that "[a]nnual election of each director is a Council of Institutional Investors www.cii.org core policy"); *Weyerhaeuser Co.* (Jan. 16, 2003) (directing Mr. Chevedden to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced). Mr. Chevedden should be directed to do likewise in this case.

Fifth, none of the statements under the captions in **paragraphs 5, 6, 7 and 8**, which are attributed to various sources, are accurate excerpts or quotations, but rather the Proponent's own paraphrases of these sources. As described below, the Proponent's paraphrases omit key words or phrases from each source. We believe that at a minimum the Proponent should clarify that these statements are his own paraphrases, rather than accurate excerpts. More particularly, these paraphrases are materially false or misleading.

For example, in **paragraph 5**, the Proponent includes the following, attributed to Morningstar.com: "*Poison Pill Negative—The key negative of poison pills is that pills can preserve management deadwood.*" Without more, neither the Company nor its shareholders are in a position to verify the accuracy of this statement. We ask that the Staff direct the Proponent to delete this statement from the Proposal. We note that repeatedly the Staff has directed the Proponent to include accurate citations to the sources of quotes included in his proposals. *See Monsanto Co.* (Nov. 26, 2003); *AMR Corp.* (Apr. 4, 2003); *The Home Depot, Inc.* (Mar. 31, 2003); *The Boeing Co.* (Feb. 26, 2003). In the alternative, we note that the Staff has previously directed the Proponent to "revise the sentence attributed to Morningstar.com to directly quote the sentence from the source." *Monsanto Corp.* (Nov. 26, 2003).

Next, in **paragraph 6**, the Proponent includes the following, attributed to *The Wall Street Journal* (Feb. 24, 2003): "*The Potential of a Tender Offer Can Motivate Our Directors—Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.*" The attribution for the quote should be revised to indicate that it is taken from an "op-ed" opinion piece, and thus is simply one person's opinion (namely, Holman W. Jenkins, Jr.) rather than a news report. *See Monsanto Corp.* (Nov. 26, 2003).

Next, in **paragraph 7**, the Proponent includes the following, attributed to *The Motley Fool*: "*Diluted Stock—An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.*" As with the citation to Morningstar.com, this reference to *The Motley Fool*, without more, renders it impossible for the Company or its shareholders to verify the accuracy of this statement. The Proposal does not indicate whether the statement comes from a book, pamphlet, radio program or website. We ask that the Staff direct the Proponent to revise the Proposal to provide an accurate citation to a specific source for the statement. Here too, we note that repeatedly, the Staff has directed the Proponent to include accurate citations to the sources of quotes included in his proposals. *See Monsanto Co.* (Nov. 26, 2003); *AMR Corp.* (Apr. 4, 2003); *The Home Depot, Inc.* (Mar. 31, 2003); *The Boeing Co.* (Feb. 26, 2003).

Also, in **paragraph 8**, the Proponent includes the following, attributed to T.J. Dermot Dunphy, CEO of Sealed Air: "*Like a Dictator—Poison pills are like a dictator who says,* 'Give *up more of your freedom and I'll take care of you.*'" This statement is properly excludable because it is an unsubstantiated comparison. The Proposal is devoid of any foundation for such a statement; the Proposal does not explain exactly why or how there is a connection between a poison pill and a dictator. In our view, the statement is included solely to cast shareholder rights plans in as negative a light as possible without any grounds for the statement.

This statement should also be deleted from the Proposal because the statement indirectly impugns the integrity of the Company's directors and is inflammatory. By using a quote that states that a poison pill is like a dictator, the Proponent is making an inflammatory statement that indirectly ties the directors to being like a dictator if they implement a shareholder rights plan, thus impugning the integrity of the directors, a tactic clearly prohibited by Rule 14a-9 and the Staff's interpretations thereunder. We note that in *Monsanto Co.* (Nov. 26, 2003), the Staff was unable to concur with Monsanto Company's view that the "akin to a dictator" language in a similar proposal submitted by Mr. Chevedden to Monsanto Company was inflammatory and misleading and impugned the character and integrity of Monsanto Company's directors. However, if the Staff does not exclude the statement on the grounds adduced above, we urge the Staff to reconsider its decision in *Monsanto* based on the Staff's decisions with regard to many other proposals submitted to companies by Mr. Chevedden and other proponents that contained similarly inflammatory statements. *See The Home Depot, Inc.* (Mar. 31, 2003) (instructing Mr. Chevedden to delete "Home Depot has been a dog among large-caps" based, in part, on the company's argument that the statement is misleading and inflammatory); *Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing Mr. Chevedden to delete "[a]lthough Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic" based, in part, on the company's argument that the statement impugned the integrity of the company and its officers and directors); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the board of directors); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to delete statements regarding the derivation of the company's assets from "lands intended for homesteaders" based, in part, on the company's argument that these statements indirectly impugned the integrity of the board of directors and indirectly made charges concerning immoral conduct without factual foundation). Accordingly, we ask that the Staff direct the Proponent to delete this statement from the Proposal. Alternatively, we note that the Proposal does not include an adequate citation whereby the Company and its shareholders can determine the accuracy of this statement.

With respect to the quotes in **paragraphs 5 through 8**, we acknowledge that when the Proponent submitted his Proposal he included a list of references outside the text of the Proposal. *See* **Exhibit A**. These references are not only incomplete, for example, *The Motley Fool*, June 13, 1997; Moringstar.com, August 15, 2003, IRRC Corporate Governance Bulletin, June-September 2003, hence this request for no-action relief, but were not included in the text of the Proposal. Thus, shareholders have no way of determining for themselves the accuracy and veracity of the statements in the Proposal. In our view, the Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements *in the text* of the Proposal. The Proponent should provide full and accurate citations, including the title and author of the article quoted, so that shareholders can more easily access the information. Otherwise the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See AMR Corp.* (Apr. 4, 2003) (instructing the Proponent to provide factual support in the form of a citation to the specific study and publication date for discussion referring to a "2001 Harvard study . . . by both the Harvard Business School and the University of Pennsylvania's Wharton School"); *FirstEnergy Corp.* (Mar. 10, 2003) (directing the Proponent to provide a citation to a specific publication date for a reference to "BUSINESS WEEK's inaugural ranking of the best and worst boards in 1996"); *The Boeing Co.* (Feb. 18, 2003) (directing the Proponent to provide factual support in the form of a citation when the proposal merely cited to "McKinsey & Co. corporate governance survey"); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the Proponent to provide a citation to a specific publication date for the proposal's reference to a "major series by the Seattle Times").

Sixth, the statement in **paragraph 9**, that "the Council of Institutional Investors was dissatisfied with the 'huge loophole' in the type of policy that our Directors issued" is properly excludable because it is misleading. The Proponent does not identify or describe the "huge loophole" to which he refers. Moreover, the statement appears to suggest that the CII has evaluated the Board's policy and expressed dissatisfaction with the policy. The Proponent has not provided any documentation that this is the case, nor is the Company aware of any. Accordingly, we believe that the statement should be deleted from the Proposal altogether.

4. The Proposal's supporting statement is excludable under Rules 14a-8(i)(3)/ 14a-9 because it will require detailed and extensive editing in order to bring it into compliance with the proxy rules.

We submit that the Proposal's entire supporting statement is properly excludable under Rules 14a-8(i)(3)/14a-9 because extensive editing is required to bring it into compliance with the proxy rules.

As noted in the preceding section, virtually every paragraph and sentence of the supporting statement contains false or misleading statements that will require extensive editing to bring the supporting statement into compliance with the proxy rules. The Company therefore requests that the Staff confirm that it will not recommend enforcement action should the Company omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9.

We understand that the Staff may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) and to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (July 13, 2001). However, the Staff has also recently confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). We submit that the Proposal's supporting statement would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis alone.

In addition, we submit that there is an additional basis on which to grant the Company's request to delete the Proposal's supporting statement in its entirety. As noted throughout the preceding section, the Company has also successfully challenged many of the statements noted in the preceding section (or similar variations thereof) in prior years. The Staff has specifically directed the Proponent to delete, revise or provide support for many of these statements. It is apparent that the Proponent is simply ignoring the Staff's instructions from year to year and doing so at the expense of the Company, its shareholders and the Staff. The effort expended by the Company and the Staff in responding to these same issues year after year represents an enormous financial and time commitment. This continued disregard for the Staff's directions should not be permitted. In our view, permitting the Company to omit the Proposal's supporting statement in its entirety would be an appropriate measured response to the Proponent's behavior.

* * * * *

For the foregoing reasons, we believe that the Proposal's supporting statement or at least portions thereof may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal's supporting statement or portions thereof are excluded.

Boeing anticipates that its definitive 2004 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 22, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:reh
Enclosures

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

Exhibit A

> -----Original Message-----
> From: Pacioni, Mark R
> Sent: Monday, December 15, 2003 12:55 PM
> To: ' @yahoo.com'
> Subject: Shareholder Input on a Poison Pill
>
> This email follows our telephone conversation this morning regarding the two proposals
> "> Shareholder Input on a Poison Pill> "> submitted by James Janopaul, and designating
you as proxy, for inclusion in The Boeing Company> '> s 2004 proxy statement. We have
reconsidered our position taken in a letter dated November 21, 2003 and have decided to
accept the second, revised submission of the proposal for inclusion in the 2004 proxy
statement and not the first submission of that proposal. As we discussed, the second
proposal is precatory in nature and does not need to be recast/revised on your part
whereas the first proposal is mandatory and therefore would have to be revised and
resubmitted.
>

> Mark R. Pacioni
> Assistant Corporate Secretary & Counsel
> The Boeing Company
> 100 N. Riverside MC 5003-1001
> Chicago, IL 60606-1596

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	50.6%
2003	50.7%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 49%-vote favoring management's objections equals only 31% of Boeing shares outstanding and insiders own 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 65% of our stock.

I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.

James Janopaul, 1255 Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors took a step in the right direction their Oct. 2003 statement that the Board intends to submit any poison pill to a vote of shareholders. However the Council of Institutional Investors was dissatisfied with the "huge loophole" in the type of policy that our Directors issued. This proposal is intended to enhance shareholder rights beyond our Directors' statement by providing for a shareholder vote any time a poison pill is adopted and a shareholder vote if this policy is materially changed or discontinued.

Director Confidence in Our Management

I believe that, by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management – subject to their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Exhibit C

Thomas Finnegan
8152 S.E. Ketchum Road
Olalla, WA 98359

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,





cc: James C. Johnson
Corporate Secretary

5 – Shareholder Input regarding Golden Parachutes

RESOLVED: Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 200% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance agreements or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to the successor company. This proposal would include to the fullest extent each golden parachute that our Board has or will have the power to grant or modify.

Because it may not always be practical to obtain prior shareholder approval, our company would have the flexibility under this proposal of seeking approval after the material terms of a golden parachute were agreed upon.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, Washington 98359 submitted this proposal.

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value languishes during their tenure.

54% Shareholder Support

The 17 shareholder proposals voted on this topic in 2003 achieved an impressive 54% average supporting vote.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payment to Northrop Grumman executives after the merger with Lockheed Martin fell apart.

Independent Support for Shareholder Input on Golden Parachutes

Institutional investors recommend companies seek shareholder approval for golden parachutes. For instance the California Public Employees Retirement System (CalPERS) said, "shareholder proposals requesting submission of golden parachutes to shareholder vote will always be supported." Also, the Council of Institutional Investors www.cii.org supports shareholder approval if the golden parachute exceeds 200% of a senior executive's annual base salary.

Shareholder Input regarding Golden Parachutes
YES ON 5

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "5" above) based on the chronological order in which proposals are submitted.

References:
CalPERS Domestic Proxy Voting Guidelines, 4500 Golden Parachutes at
http://www.calpers-governance.org/principles/domestic/voting/page11.asp
Northrop to take $180 million merger charge, Wall Street Journal, March 26, 1998
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if there are any references the company is unable to locate and please list the specific items.

Exhibit D

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Ray T. Chevedden 10-26-03

cc: James C. Johnson
Corporate Secretary

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps so that each director is elected annually. (Does not affect the unexpired terms of directors.)

We as shareholders voted in support of this topic.

Year	Rate of Support
1999	51%
2002	50.5%
2003	56%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Additionally our Directors had authorized their objections to go out in extra solicitations to shareholders beyond the usual proxy distribution.

Only 27% of Boeing shares outstanding supported our Directors' position on this topic in 2003. And during 2003 insiders owned 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends that Directors act to adopt proposals which win a majority of votes cast.

Since 1999 our Directors have not provided any management position evidence that Directors consulted with a corporate governance authority who supported this proposal topic. I believe our directors have an obligation to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to their shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

When something goes wrong at a company, Boards could face liability if they ignored a shareholder proposal that could have prevented the problem.

Source: Seth Taube, Securities Litigation Department, McCarter & English

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003. Annual election of each Director is a key policy of the Council of Institutional Investors. Institutional investors in general own 65% of our company's stock.

I believe that annual election of each Director is an avenue to express to each Director our concern about our current stock price – compared to its $69 price in 2001.

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experienced directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Shareholder proposals still get no respect, TSC, May 12, 2003
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

Exhibit E

James Janopaul
1255 N. Buchanan Street
Arlington, VA 22205

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
James Janopaul - Oct 10/03
[Signature] [Date]

cc: James C. Johnson
Corporate Secretary

The attached proposal is submitted consistent with the above letter.
Sincerely,
John Chevedden November 19, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	50.6%
2003	50.7%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 49%-vote favoring management's objections equals only 31% of Boeing shares outstanding and insiders own 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 65% of our stock.

I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.

James Janopaul, 1255 Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors took a step in the right direction their Oct. 2003 statement that the Board intends to submit any poison pill to a vote of shareholders. However the Council of Institutional Investors was dissatisfied with the "huge loophole" in the type of policy that our Directors issued. This proposal is intended to enhance shareholder rights beyond our Directors' statement by providing for a shareholder vote any time a poison pill is adopted and a shareholder vote if this policy is materially changed or discontinued.

Director Confidence in Our Management

I believe that, by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management – subject to their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Exhibit F

David Watt
23401 N.E. Union Hill Road
Redmond, WA 98053

Mr. Philip Condit
Chairman
Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606

Dear Mr. Condit,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

David R. Watt 10-30-03

cc: James C. Johnson
Corporate Secretary

4 – Retention of Stock Obtained through Options

RESOLVED: Shareholder request that our board of directors adopt a policy for senior executives and directors to commit to hold throughout their tenure at least 75% of all Boeing shares that they obtain by exercising stock options. This would include each option plan that our Board has the power to modify accordingly.

David Watt, 23401 N.E. Union Hill Road, Redmond, Washington 98503 submitted this proposal.

Since the accounting scandals at Enron, Worldcom and other companies, the role of stock options in executive compensation has become more controversial. Stock options can provide incentives to senior executives which conflict with the interests of stockholders. Stock option grants promise executives all the gain of stock price increases yet none of the risk of stock price declines. For this reason, stock options can encourage actions to boost short-term performance. Unlike direct stock holdings, stock options can also discourage executives from increasing dividends because option holders are not entitled to dividends.

I believe that this proposal is more important to our company than to some other companies because our company does not require that our directors own any minimum amount of stock.

This resolution proposes to align director and executive interests with those of shareholders by asking our directors and executives to commit that they will hold at least 75% of all Boeing stock that they obtain by exercising options for as long as they remain directors or executives. This policy seeks to decouple executive and director compensation from short-term price movements. This is designed to encourage greater emphasis on longer-term gains while giving directors and executive flexibility by enabling them to sell 25% of their holdings at will.

I believe that adopting this policy would be a good way of assuring shareholders that our directors and senior executives are committed to long-term growth of the Company and not merely short-term gains.

I urge you to vote FOR this resolution.

Retention of Stock Obtained through Options
Yes on 4

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

SECRETARY'S CERTIFICATE

I, James C. Johnson, hereby certify that I am the Secretary of The Boeing Company (the "Company"), a Delaware corporation, and that the attached is a true and accurate copy of the statement adopted by the Company's Board of Directors at a meeting held on August 26, 2003.

IN WITNESS WHEREOF, I have hereunto subscribed my name.



James C. Johnson

Dated: 12/19 2003

SHAREHOLDER RIGHTS PLAN

"Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending on the circumstances, the Board intends to submit any future rights plan to a vote of the shareholders."

Exhibit H

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

December 23, 2003

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Boeing Company, a Delaware corporation (the "Company"), in connection with a proposal (the "2004 Proposal") submitted by Mr. James Janopaul, with Mr. John Chevedden as Proxy (the "Proponent"), that the Proponent intends to present at the 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, which has been certified to us as being a true, correct and complete copy of the certificate of incorporation of the Company as of the date hereof by an Assistant Secretary of the Company (the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on April 28, 2003, which have been certified to us as being a true, correct and complete copy of the bylaws of the Company as of the date hereof by an Assistant Secretary of the Company; and

(iii) the letters (the "October 28, 2003 Letter" and the "November 20, 2003 Letter"), dated October 28, 2003 and November 20, 2003 from the Proponent to the Company attaching the 2004 Proposal; and the Company's September 17, 2003 letter to the Proponent (the "September 17, 2003 Letter").

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

On August 26, 2003, the Board of Directors of the Company (the "Board of Directors") adopted the following policy statement (the "Policy Statement") after consideration of the stockholder proposals that received significant levels of stockholder support at the Company's 2003 annual meeting:

> Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending on the circumstances, the Board intends to submit any future rights plan to a vote of the shareholders.

The Policy Statement will be included as part of the Company's corporate governance guidelines that will be posted on its internet site and published in its proxy statement.

By the September 17, 2003 Letter, the Company advised the Proponent of the adoption of the Policy Statement by the Board of Directors and that the Board of Directors has no current intention to adopt a shareholder rights plan.

Through the October 28, 2003 Letter and November 20, 2003 Letter, the Proponent submitted the 2004 Proposal, which reads, in relevant part, as follows:

> RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate

> ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.
>
> [Supporting Statement]
>
> I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.

The Company is proposing to omit the 2004 Proposal from its proxy materials for the 2004 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the 2004 Proposal by the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board of Directors to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, termination or amendment of a stockholder rights plan without excepting from any such commitment actions necessary for the Board of Directors (or any future board of directors of the Company) to act in a manner required by its fiduciary duties. For the reasons set forth below, it is our view that such a "fiduciary-out" from a commitment limiting the discretion of a board of directors with respect to a stockholder rights plan is required under the laws of the State of Delaware.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without a fiduciary-out would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced

> by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices (including a formula by which such price or prices may be determined) at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board of Directors possesses the full power and

authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); See also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be purchased from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors. ..."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law.

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

corporation may authorize the terms and conditions of a stockholders rights plan other than by board action, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (3d ed. 2002 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-33 (emphasis added) (2002) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets

---

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 (3d ed. 2003) ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 1990).[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman V. Ward, Jr. et al., 1 Folk on the General Corporation Law

[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), each of which underscored the role of the board directors in implementing and maintaining a rights agreement. Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

§ 141.1, at GCL-IV-15 (2003-1 Supp.) (hereinafter, "Folk") (stating that "it is the responsibility and duty of directors to determine corporate goals").

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" - - the "sale of [a] corporation" - - and, therefore, could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc. 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev. 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, the delegation of the final authority to adopt a future rights plan to the Company's stockholders would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. In the face of an imminent takeover proposal, a requirement that stockholders approve a stockholders rights plan will, at best, slow down the ability of a board of directors to respond and, at worst, completely eliminate the ability of a board of directors to respond to the threat. The Delaware courts have recognized that time is of the essence in responding to takeover proposals. See, e.g., Gilbert v. El Paso Co., 575 A.2d 1131, 1146 (Del. 1990) (noting that a board's "prompt adoption of defensive measures in an attempt to meet [an] imminent [takeover] threat was hardly improvident"). Indeed, the "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board of directors submits a stockholders rights plan to stockholders of a corporation and it is adopted after the time delay inherent in the solicitation process, the board will have impermissibly delegated the duty to set a time frame for corporate action to the stockholders. If, on the other hand, the corporation's stockholders vote down the stockholder rights plan, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955

(Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ]stockholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board of Directors purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without a fiduciary-out would significantly limit the ability of the Board of Directors (and the ability of all future boards of directors of the Company) to fulfill their fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board of Directors to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, termination or amendment of a stockholder rights plan without excepting from any such commitment actions which are necessary to be taken in order for the Board of Directors (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton + Finger, P.A.

WJH/YB

7. A shareholder proposal recommending that the Company not adopt or maintain a shareholder rights plan, unless such plan has been previously approved by a shareholder vote.

	Number of Votes	% of Eligible Votes	% of Votes Present	% of Votes For or Against
For	255,024,366	31.87	49.27	50.69
Against	247,998,295	30.99	47.91	49.30
Abstain	14,572,797	1.82	2.81	
Broker non-votes	153,661,602	19.20		

This shareholder proposal was not approved by the affirmative vote of more than the required majority of shares of common stock present in person or by proxy and entitled to vote at the meeting.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Perkins Coie LLP No Action Request
The Boeing Company (BA)
James Janopaul
Poison Pill Topic

Ladies and Gentlemen:

This is in further support of the January 10, 2004 and January 10, 2004 letters.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

The company policy states:
Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board intends to submit any future rights plan to a vote of the shareholders.

The following provisions are thus not implemented by the company policy:
1. The first "as a separate ballot item" is not implemented.
2. No vote is required to repeal the entire policy.
3. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
4. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

An annotated version of the Boeing policy would expose this policy as having little or no substance:
Boeing does not have a shareholder rights plan and has no intention, restricted only to the present time of August 26, 2003, to adopt one. Subject to its continuing fiduciary duties, which may dictate or compel otherwise depending upon the circumstances and which would thus dictate or compel that we override our vague intention or goal which follows: The Board intends, or in other

words has in mind as a purpose or goal, to submit any future rights plan to a vote of the shareholders.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,



John Chevedden
Boeing Company shareholder

cc:
James Janopaul
Lewis Platt

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response the instant that the company received the staff Response.

Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

The ability to have a vote on repealing the foundational policy is critical to the underlying policy having any meaning.
This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

In many proposals 6-elements are missing such as:
The following provisions are thus not implemented in the company policy:
1. A vote is not needed to adopt a pill ("unless the Board ...").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote whatsoever is needed for a pill with a 364-day term ("within one year").
a. If the pill "expires" after 364-days a new pill can be adopted.
b. This expire-and-adopt-again cycle can be repeated year after year.
4. No shareholder vote *ever* applies to repealing the entire policy.
5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

SEC Release No. 34-20091 said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following is a recent precedent where substantially implement was not concurred with.
Continental Airlines, Inc. (January 28, 2004)
"The Proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot.
"We are unable to concur in your view that Continental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Continental may omit the proposal from its proxy material in reliance on rule 14a-8(i)(10)."

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,



JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to Perkins Coie LLP No Action Request
The Boeing Company (BA)
Poison Pill Topic

Ladies and Gentlemen:

This is in further support of the January 10, 2004, January 16, 2004 and January 31, 2004 rebuttal letters.

Non-Functional Company Policy due to Lack of Transparency
The company claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a policy that lacks transparency:
1. No announcement of policy adoption.
2. No announcement if policy repealed.

Wait 3-years for a vote?
Additionally the called-for vote in the policy is moot because it could be conducted 3-years or later after a pill is adopted. The policy says "the board intends to submit any future rights plan to a vote" but does not say when.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

The company policy states:
Boeing does not have a shareholder rights plan and has no present intention to adopt one. Subject to its continuing fiduciary duties, which may dictate otherwise depending upon the circumstances, the Board intends to submit any future rights plan to a vote of the shareholders.

The following provisions are thus not implemented by the company policy:
1. The first "as a separate ballot item" is not implemented.

2. No vote is required to repeal the entire policy.
3. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
4. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

An annotated version of the Boeing policy would expose this policy as having little or no substance:
Boeing does not have a shareholder rights plan and has no intention, restricted only to the present time of August 26, 2003, to adopt one. Subject to its continuing fiduciary duties, which may dictate or compel otherwise depending upon the circumstances and which would thus dictate or compel that we override our vague intention or goal which is as follows: The Board intends, or in other words has in mind as a purpose or goal, to submit any future rights plan to a vote of the shareholders. *However we make no commitment to conduct this vote within any time-period whatsoever if we do have this vote.*

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,



John Chevedden
Boeing Company shareholder

cc:
James Janopaul
Lewis Platt

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

January 10, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Perkins Coie LLP No Action Request
The Boeing Company (BA)
James Janopaul

Ladies and Gentlemen:

This attachment to the above letterhead is forwarded on **January 23, 2004**.

Sincerely,



John Chevedden
Boeing Company shareholder

cc:
James Janopaul
Lewis Platt

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented
Separate Ballot Item Issue

Ladies and Gentlemen:

Separate Ballot Item

The company has made no claim that its policy calls for a vote as a separate ballot item. The company has cited no precedent where a called-for vote was determined substantially implemented by a policy allowing a vote as only a small part of a larger bundle of provisions.

The 2003 company policy can also make a vote nearly meaningless by bundling the vote on the poison pill with 5 other items as an all-or-nothing vote proposition. And one of the 5 other items could be a big-ticket item.

There is no point-by-point company analysis particularly focused on the separate ballot item provision.

Sincerely,



John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

A vote is consistent with fiduciary duty

A vote gives the board greater incentive to meet its fiduciary duty

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state that companies carefully evaluate precatory shareholder votes.

For instance The Boeing Company 2003 response statement to the poison pill shareholder proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications." The Boeing Company seems to have arranged a special briefing for the Board as a result of the shareholder vote.

It appears from The Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic gives the board greater incentive to meet its fiduciary duty to shareholders under state law.

The two-element policy calls for a vote at each of the two points. If the company sets up a condition where it can avoid a vote at, particularly at the foundational element then there is no substantial (extensive) implementation.

The board can take a false sense of security in knowing it can remove the policy at any time without any shareholder vote at any time. This false sense of security can impact shareholder value. It can also lead to management complacency and to the board marginally meeting fiduciary duty or less.

The company has not provided a precedent where a proposal which called for a shareholder vote under two circumstances was substantially implemented by a policy that enabled the company to avoid both such votes.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response. Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following are precedents where substantially implement was not concurred with.

Alaska Air Group, Inc. (March 31, 2003)
A shareholder proposal, which recommends that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted under rule 14a-8(i)(10).

AMR Corp. (April 4, 2003)
A shareholder proposal, which requests that this company annually submit to a shareholder vote any poison pill adopted since the company's previous annual meeting and/or currently in place, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

3M Co. (Jan. 28, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Sabre Holdings Corp. (March 20, 2003)
A shareholder proposal, which requests that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

UST Inc. (Dec. 26, 2003)
A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The proposal here goes beyond each of the above proposals in calling for a precatory vote if the board repeals the foundational pill policy itself.

Fiduciary Out

A non-binding vote on the second part of this two-element proposal regarding the removal of the proposal once adopted is consistent with a fiduciary out.

Not all proposals with a fiduciary out are substantially identical

A non-binding vote on repealing a policy is consistent with a fiduciary out

Not all poison pill proposals with a fiduciary out are substantially identical. Both a two-point policy and a one-point policy can have a fiduciary out. The fiduciary out of the two-point policy does not force it to be substantially implemented by a one-point policy.

Oxymoron Opinion

Legal opinions of Richard, Layton & Finger are an oxymoron and paradox: They state that submitting a poison pill plan to a stockholder vote after the plan is adopted would impose "substantial delay" or similar text. Thus these opinions are in the position of touting an illogical claim: That a vote after a pill adoption delays the pill adoption itself. This may be a key defect in a number of Richard, Layton & Finger opinions in the no action process and may subject such opinion to credibility questions.

There is no point-by-point analysis in these opinions to explain this reversal of logic.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,



John Chevedden



The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however,* that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.



Thomas E. Moran, Assistant Secretary

D. *Rule 14a-8(b)(2)—Identification of Proponent*

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it wll provide such information on request.

E. *Substantive Grounds for Omission of Security Holder Proposals*

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law*

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976[6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976,

"[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders." [7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9*

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance*

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessa-

[6] Release 34-12999, (Nov. 22, 1976) [41 FR 52994]

[7] *Id.* at p.16.

rily in the common interest of the issuer's shareholders generally. Some commentators expressed concern that, as proposed, the "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business*

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business*

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot*

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals*

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

January 15, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Shareholder Rights Plans Submitted by James Janopaul, With John Chevedden as Proxy, for Inclusion in The Boeing Company 2004 Proxy Statement

Dear Sir or Madam:

This letter supplements our letter to you of December 24, 2003 setting forth grounds for omission from The Boeing Company (the "Company") 2004 Proxy Statement of a proposal (the "Proposal") submitted by James Janopaul, with John Chevedden as proxy. The Proposal relates to shareholder rights plans. One of the bases for exclusion set forth in our December 24, 2003 letter is that the Proposal may be excluded pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended, because the Company has already substantially implemented the Proposal.

As support for this basis for omission, in addition to the letters cited in our December 24, 2003 letter, we would like to call to your attention the letter from your office to Hewlett-Packard Company ("HP") dated December 24, 2003 (the "HP Letter"). In that letter, the staff of the Division of Corporation Finance (the "Staff") took a no-action position with respect to the omission of a substantially similar proposal submitted by Nick Rossi, with John Chevedden as proxy (the "HP Proposal"), on the basis of substantial implementation under Rule 14a-8(i)(10).

The HP board has adopted a policy that requires a shareholder vote to adopt or extend any shareholder rights plan, subject to the board's ability in exercising its fiduciary responsibilities to act without shareholder approval if it deems it to be in the best interest of HP and its shareholders. The Staff found that the HP Proposal had already been substantially implemented by HP, even though the policy adopted by HP included a "fiduciary-out." The Staff notes that the HP Proposal itself "clarifies that directors have discretion in responding to shareholder votes." As indicated in our December 24, 2003 letter, the Proposal submitted to the Company by Mr. Janopaul with Mr. Chevedden as proxy also clarifies in its supporting statement that the Company's directors have "the flexibility to ignore [the] shareholder vote if [the Company's] [d]irectors seriously believe they have a good reason." Accordingly, the HP Letter reinforces the Company's position that, even though the policy adopted by the Company's board includes a "fiduciary-out," the Proposal has been substantially implemented because the Proposal itself includes a "fiduciary-out."

In addition, as our December 24, 2003 letter indicates, the Staff's denials of relief under Rule 14a-8(i)(10) in *Sabre Holdings Corp.* (Mar. 20, 2003) ("*Sabre*") and *3M Co.* (Jan. 28, 2003) ("*3M*") are distinguishable because in those instances the shareholder proposal did not include a "fiduciary out," whereas the HP Proposal and the Proposal submitted to the Company both do. Also, as the HP Letter points out, neither *Sabre* nor *3M* relied on a separate opinion of counsel for the position that adopting a policy that does not contain a "fiduciary-out" would be inconsistent with state law, while our December 23, 2004 letter, like the HP Letter, was accompanied by an opinion from Delaware counsel which supports this position.

Accordingly, based on the precedent cited in our December 24, 2003 letter and the accompanying opinion of Delaware counsel, as well as the HP Letter, we believe the Company may exclude the Proposal in its entirety because the Proposal has been substantially implemented.

In accordance with Rule 14a-8(j), on behalf of the Company, the undersigned hereby files six copies of this letter. One copy of this letter is being simultaneously sent to the Proponent.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to me in the enclosed envelope.

Should you have any questions regarding any aspect of this matter or require any additional information, please contact me directly at (206) 359-8447.

Very truly yours,



J. Sue Morgan

JSM:reh
Enclosures

cc: John Chevedden
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 10, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Perkins Coie LLP No Action Request
The Boeing Company (BA)
James Janopaul

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond to the pages of the company letter.

1] The second shareholder proposal on the poison pill, and the sole subject of the company no action request, was submitted on November 19, 2003. According to rule 14a-8 the company is required to notify the proponent within 14-days if the company believes that there is any procedural issues such as "more than one proposal." The company "must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response." The November 21, 2003 company notice did not have the specificity to meet the required notice of deficiency and furthermore the company provided no "time frame for your response."

Thus the company gave no valid notice within 14-days and the original proposal was not withdrawn. Additionally the company no action request is directed to solely the second proposal.

The November 21, 2003 company letter was not in accordance with these sections of rule 14a-8:

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The untimely company December 15, 2003 email seems to admit that the company November 21, 2003 letter was defective: "We have reconsidered our position taken in a letter dated November 21, 2003 …."

2] The inscrutable company position is that the Board has implemented a proposal which is incomprehensible to the board. This would seem to be a violation of the Board's fiduciary duty. Since the author of this letter is writing on behalf of the Board the Board appears to be involved in an admission to adopting an incomprehensible proposal. Additionally the board cannot brush this off by claiming that it was forced to do an incomprehensible act by an outside authority.

It seems that if one substantially implements a proposal then one substantially understands the proposal. It also seems that if one does not substantially implement a proposal that one could claim that the proposal is incomprehensible. To argue both claims at the same time is to destroy credibility on both points – substantially implemented and a purported vague proposal.

Hence the company appears to have no credibility on either point.

3] The company cites a TRW case that is not similar to this case in the key determining facts. The company fails to provide any scrap of evidence to hypothesize any similarity in the key TRW determining facts compared to any proposals to Boeing.

5] The following applies regarding the substantially implemented issue.

This resolved statement is a proposal for a single-concept two-point policy calling for a shareholder vote regarding a particular issue plus a shareholder vote if the policy is later repealed once it is adopted.

SEC Release No. 34-20091 states the standard of substantially implemented "is whether a company's particular policies, practices and procedures compare favorably with the guideline of the proposal."

In many cases companies are in the inscrutable position of claiming that the first half of the two-point policy compares favorably with the whole policy. It is like half the baby is as good as the whole baby. In Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995) the company claimed a favorable 12-for-12 match. Yet companies often claim that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995) the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* element of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

Yet in many cases, at the highest level of the company a one-for-two match is claimed to "compare favorably." A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom the standard should at least approach 100% at a much **higher** level of a company.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

From: Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). The company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

Furthermore, the Company continues to monitor compliance with the Guidelines and to undertake random on-site inspections of vendor facilities. We understand that contemporaneously with the adoption of the Guidelines, for example, senior representatives of the Company visited foreign manufacturers to conduct on-site inspections of their facilities.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

In Texaco the proponent successfully defended against a no-action challenge to a proposal that urged the board to adopt a workplace code of conduct based upon the International Labor Organization's conventions, including five principles set forth in the proposal. The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor (which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state companies carefully evaluate precatory shareholder votes.

For instance the Boeing Company 2003 response statement to the shareholder poison pill proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "… the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications."

The key point of this poison pill proposal is a shareholder vote. I do not believe that a policy is substantially implemented when the board has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response.

Pfizer Inc. (PFE) had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company (a Delaware corporation) Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

No company has submitted a letter stating that the Dow Policy is contrary to Delaware law.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. <u>But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.</u>
<u>These clauses effectively render the policies meaningless.</u>

10] The inscrutable company position is that the Board has implemented a proposal which is incomprehensible to the board. This would seem to be a violation of the Board's fiduciary duty. Since the author of this letter is writing on behalf of the board the Board appears to be involved in an admission to adopting an incomprehensible proposal. Additionally the board cannot brush this off by claiming that it was forced to do an incomprehensible act by an outside authority.

It seems that if one substantially implements a proposal then one substantially understands the proposal. It also seems that if one does not substantially implement a proposal that one could claim that the proposal is incomprehensible. To argue both claims at the same time is to destroy credibility on both points – substantially implemented and a purported vague proposal.

Hence the company appears to have no credibility on either point.

11] **Hog Production – Purported Precedent**

The company claim cites a hog production case as a purported analogy for vague, Smithfield Foods, Inc. (July 18, 2003). The company does not cite any reason that purported precedent involving hog production should be stretched beyond the narrow application of that specialized business to have an extended application to a core corporate governance issue – board independence. The company does not claim that hog production has even one other important precedent for the conduct of the company's business.

Another purported analogy is Philadelphia Electric Co. (July 30, 1992). This concerned a somewhat unusual shareholder proposal topic on the election of a committee of small shareholders to present a plan to the board.

Then the company delves into proposals with text on "bigotry" and "hate."

12] It appears the company repeats its recurring straw-man habit of adding a word or words to the proposal in an attempt to distort the meaning. Then the company finds fault with its own distortion.

The company appears to add the word "only" at the beginning of the phrase "... if our directors seriously believe they have a good reason." This proposal as written does not mandate "seriously believe" or "a good reason" and both phrases are preceded by "believe." Hence any argument attacking the meaning of "seriously believe" or "a good reason" is moot.

14] The company acknowledges that the staff determination less than two months ago in a similar case on the same vague and indefinite claim, Monsanto Co. (Nov. 26, 2003), is contrary to the company argument. In a revealing twist the company gives vague and unspecific reasons for a purported material difference between Monsanto Co. (Nov. 26, 2003) and the proposal here. However the company fails to explain any key distinction to rest its opinion on.

15] The proposal correctly states the 50.6% and 50.7% percentages "are based on yes and no votes cast." Contrary to the company argument the word "passed" is not contained in the entire proposal. Again the company repeats its confusing, annoying and tedious habit of adding a word, such as "passed," and then the company trounces the use of its own added word.

The company fails to explain whether an earlier proposal which stated "50% at 2 annual meetings" included the same key text at this proposal: "based on yes and no votes cast."

Management uses 3 methods to report percentage – wants shareholders restricted to one
The company makes no commitment that it will follow its requested restriction in its own management position statement. In fact the company used **three** percentage methods in its management position statement in response to the annual election of each director proposal in its 2003 proxy.

16] The company commits the fallacy of part for the whole. This is another fallacy that taints the overall credibility of the company letter. The "directors and executive officers" are but a part of the company's insiders. The attached "Key Statistics for BOEING CO - Yahoo! Finance" is independent evidence of the 20% insider holdings in 2003. The URL is http://finance.yahoo.com/q/ks?s=BA.

17] The company does not note even one of the "specifics" that it suggests would make the company's corporate governance so unusual that a Council of Institutional Investors recommendation would not apply. The company does not name one company which has been declared an exception to a CII recommendation.

"Institutional investors in general" is a clear distinction from the "Council of Institutional Investors." The company does not cite any case where this distinction resulted in excluded text. The company has no dispute with the 65% figure.

The company fails again to quote text that was purportedly misleading in Lone Star Steakhouse.

19] Proposal text concerning www.cii.org, Morningstar.com, The Motley Fool, and Mr. Dunphy was found to be includable with modification in UGI Corporation (December 18, 2003).

20] Proposal text concerning *The Wall Street Journal* article, Feb. 24, 2003 was found to be includable with modification in Monsanto Company (November 26, 2003).

21] It appears the company is making the moot argument that Mr. Dunphy has impugned "poison pills" in "poison pills are akin to a dictator." The company does not contest the accuracy of Mr. Dunphy's statement. Impugn means "call into question" or "challenge."

The company seems to conclude with saying that if its claims do not necessarily stand on their own merit they should ride the coattails of proposals submitted to other companies last year.

It is clear that the company did not pick up the telephone to ask that a single reference item be provided or clarified in spite of an explicit invitation.

23] The careful text of the company seems to acknowledge the loophole in the type of policy the company adopted on poison pill. The company makes no explicit denial of the type of loophole the Council of Institutional Investors noted. In order for the company claim to be valid words would have to be added to the proposal such as "after the Council reviewed the Boeing policy."

With sentence after sentence of contrived and rebutted company objections added to no support or thin support for many objections, the company may be subject to this criticism:

Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

The shareholder proposal process is particularly tedious at the company due to these company practices:
1) Adding words to the proposal text.
2) Vague and unspecific reasons.
3) Claiming the shareholders should be allowed only one method to report percentages yet the company uses three methods.
4) Company cites purported precedents that have key words or annotations missing.
6) The company submits obsolete precedents in place of newer precedents which are negative to the company claim.
7) The use of inflammatory words without support.
8) Part for whole fallacy.
9) Sham advice to violate the 500-word-limit.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,



John Chevedden
Boeing Company shareholder

cc:
James Janopaul

Harry Stonecipher


DOW

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.



Thomas E. Moran, Assistant Secretary

Quotes & Info

Enter Symbol(s): e.g. YHOO, ^DJI GO Symbol Lookup | Finance Search

The Boeing Co (BA)

On Jan 6: **41.93** ↓0.14 (0.33%) Reuters

Key Statistics

Get **Key Statistics** for: GO

Data provided by Multex, except where noted.

VALUATION MEASURES

Market Cap (intraday):	33.55B
Enterprise Value (7-Jan-04)3:	46.80B
Trailing P/E (ttm):	202.56
Forward P/E (fye 31-Dec-04)1:	22.74
PEG Ratio (5 yr expected)1:	4.38
Price/Sales (ttm):	0.66
Price/Book (mrq):	4.58
Enterprise Value/Revenue (ttm)3:	0.92
Enterprise Value/EBITDA (ttm)3:	19.02

FINANCIAL HIGHLIGHTS

Fiscal Year	
Fiscal Year Ends:	31-Dec
Most Recent Quarter (mrq):	30-Sep-03
Profitability	
Profit Margin (ttm):	0.34%
Operating Margin (ttm):	1.74%
Management Effectiveness	
Return on Assets (ttm):	0.34%
Return on Equity (ttm):	2.19%
Income Statement	
Revenue (ttm):	54.07B
Revenue Per Share (ttm):	63.456
Revenue Growth (lfy)3:	-7.10%
Gross Profit (ttm)2:	8.57B
EBITDA (ttm):	2.46B
Net Income Avl to Common (ttm):	176.00M
Diluted EPS (ttm):	0.207
Earnings Growth (lfy)3:	-82.60%
Balance Sheet	
Total Cash (mrq):	1.73B
Total Cash Per Share (mrq):	2.17
Total Debt (mrq)2:	14.87B
Total Debt/Equity (mrq):	2.023

TRADING INFORMATION

Stock Price History	
Beta:	0.704
52-Week Change:	23.26%
52-Week Change (relative to S&P500):	2.04%
52-Week High (30-Dec-03):	43.37
52-Week Low (12-Mar-03):	24.73
50-Day Moving Average:	39.15
200-Day Moving Average:	34.16
Share Statistics	
Average Volume (3 month):	3,075,090
Average Volume (10 day):	2,917,000
Shares Outstanding:	800.22M
Float:	640.20M
% Held by Insiders:	20.00% 
% Held by Institutions:	65.18%
Shares Short (as of 8-Dec-03):	9.24M
Daily Volume (as of 8-Dec-03):	N/A
Short Ratio (as of 8-Dec-03):	2.532
Short % of Float (as of 8-Dec-03):	1.44%
Shares Short (prior month):	8.61M
Dividends & Splits	
Annual Dividend:	0.68
Dividend Yield:	1.62%
Dividend Date:	5-Mar-04
Ex-Dividend Date:	11-Feb-04
Last Split Factor (new per old)2:	2:1
Last Split Date:	09-Jun-97

#2

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item as soon as may be practical. Also once this proposal is adopted, any material change or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	50.6%
2003	50.7%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. The 49%-vote favoring management's objections equals only 31% of Boeing shares outstanding and insiders own 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 65% of our stock.

I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder votes if our Directors seriously believe they have a good reason.

James Janopaul, 1255 Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors took a step in the right direction their Oct. 2003 statement that the Board intends to submit any poison pill to a vote of shareholders. However the Council of Institutional Investors was dissatisfied with the "huge loophole" in the type of policy that our Directors issued. This proposal is intended to enhance shareholder rights beyond our Directors' statement by providing for a shareholder vote any time a poison pill is adopted and a shareholder vote if this policy is materially changed or discontinued.

Director Confidence in Our Management

I believe that, by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management – subject to their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

#1

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote. Also once adopted, removal or dilution of such rule to be submitted to shareholder vote at the earliest next election. This is not a request for a token response with ill-defined loopholes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	50.6%
2003	50.7%

These percentages are based on yes and no votes cast. I believe this repeated level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections. Only 31% of Boeing shares outstanding supported our Directors' position on this topic in 2003 and insiders own 20% of our stock. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 65% of our stock.

I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason.

James Janopaul, 1255 Buchanan Street, Arlington, Virginia 22205 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors made a token response to this proposal in a "statement" set apart from the governing documents of our company and with ill-defined loopholes. Perhaps our Directors were hoping to gain points in the new corporate governance rating systems. A token, reversible response, which could still allow our directors to give a poison pill, with not even a prior or subsequent vote, would not substitute for this proposal. Additionally I believe our directors' "statement" on poison pills could be pulled at any time without shareholder voting input.

Director Confidence in Our Management

I believe that, by our Directors taking the steps to adopt this proposal, our Directors will signal their confidence that our management will be the best management to maintain shareholder value. I believe adoption would be evidence of our Directors' confidence that our stock will not become an undervalued takeover target.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 24, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, any material or removal of this proposal be submitted to a shareholder vote.

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Boeing may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the statement "insiders own 20% of our stock";
- Revise the sentence that begins "The Council of Institutional . . ." and ends ". . . majority of votes cast" to make clear that the Council of Institutional Investors' recommendation relates to proposals generally and not this specific proposal and to revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced;
- delete the sentence "Institutional investors in general own 65% of our stock";
- revise the sentence attributed to Morningstar.com to directly quote the sentence from the source;
- revise the reference to the Wall Street Journal article to clarify that the article refers to an opinion article;
- revise the sentence attributed to the Motley Fool to directly quote the sentence from the source;
- revise the sentence attributed to T.J. Dermot Dunphy to clearly identify which sentences are direct quotes; and

- delete the sentence that begins "However the Council of Institutional Investors . . ." and ends " . . . type of policy that our Directors issued."

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only those portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Daniel Greenspan
Attorney-Advisor